UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G/A
(Amendment No. 1)
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 240.13d-2


SATIXFY COMMUNICATIONS LTD.
(Name of Issuer)

Ordinary Share, $0.0001 no par value per share
(Title of Class of Securities)

M82363124
(CUSIP Number)

January 24, 2023
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. M82363124


1
NAME OF REPORTING PERSON

Atalaya Capital Management LP

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [x]
(b)  [ ]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5
SOLE VOTING POWER

 2,252,469 (1)


6
SHARED VOTING POWER

 0


7
SOLE DISPOSITIVE POWER

 2,252,469 (1)


8
SHARED DISPOSITIVE POWER

 0


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 2,252,469 (1)


10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

 []


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  2.78%

12
TYPE OF REPORTING PERSON*

  PN

(1)
Consists of 1,699,969 ordinary shares owned by ACM ARRT G LLC ("ACM ARRT"), 11,706 ordinary shares and warrants exercisable for 91,777 ordinary shares owned by ACM ASOF VII (Cayman) Holdco LP ("ASOF"), 8,344 ordinary shares and warrants exercisable for 65,415 ordinary shares owned by Atalaya Special Purpose Investment Fund II LP ("ASPIF II"), 23,400 ordinary shares and warrants exercisable for 183,456 ordinary shares owned by ACM Alamosa (Cayman) Holdco LP ("Alamosa"), 7,344 ordinary shares and warrants exercisable for 57,575 ordinary shares owned by ACM Alameda Special Purpose Investment Fund II LP ("Alameda") and 11,706 ordinary shares and warrants exercisable for 91,777 ordinary shares owned by Corbin ERISA Opportunity Fund, Ltd ("COEF"). Atalaya Capital Management LP ("ACM") has the power to vote and direct the disposition of all ordinary shares held by ACM ARRT, ASOF, ASPIF II, Alamosa, Alameda and COEF, and as a result, may be deemed to beneficially own the securities held by each of ACM ARRT, ASOF, ASPIF II, Alamosa, Alameda and COEF.



1
NAME OF REPORTING PERSON

ACM ARRT G LLC

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [ ]
(b)  [ ]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5
SOLE VOTING POWER

 1,699,969


6
SHARED VOTING POWER

 0


7
SOLE DISPOSITIVE POWER

 1,699,969


8
SHARED DISPOSITIVE POWER

 0


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 1,699,969


10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

 []


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  2.11%

12
TYPE OF REPORTING PERSON*

 OO


CUSIP No. M82363124


Explanatory Note

Item 1.
(a)
Name of Issuer: SatixFy Communications Ltd.

(b)
Address of Issuer's Principal Executive Offices:

       12 Hamada St., Rehovot 670315, Israel

Item 2.


(a)
Name of Person Filing:
This statement is filed by:

(i) Atalaya Capital Management LP
(ii) ACM ARRT G LLC

(b) Address of Principal Business Office or if none, Residence:

One Rockefeller Plaza, 32nd Floor
New York, NY 10020

(c)
Citizenship:

Atalaya Capital Management LP - Delaware
ACM ARRT G LLC - Delaware

(d)
Title of Class of Securities: Ordinary Shares, no par value

(e)
CUSIP Number: M82363124

Item 3.
Not Applicable

Item
4. Ownership.

(a)
Amount Beneficially Owned:

Atalaya Capital Management LP - 2,252,469. Consists of 1,699,969 ordinary shares owned by ACM ARRT, 11,706 ordinary shares and warrants exercisable for 91,777 ordinary shares owned by ASOF, 8,344 ordinary shares and warrants exercisable for 65,415 ordinary shares owned by ASPIF II, 23,400 ordinary shares and warrants exercisable for 183,456 ordinary shares owned by Alamosa, 7,344 ordinary shares and warrants exercisable for 57,575 ordinary shares owned by Alameda, and 11,706 ordinary shares and warrants exercisable for 91,777 ordinary shares owned by COEF. Atalaya Capital Management LP ("ACM") has the power to vote and direct the disposition of all ordinary shares held by ACM ARRT, ASOF, ASPIF II, Alamosa, Alameda and COEF, and as a result, may be deemed to beneficially own the securities held by each of ACM ARRT, ASOF, ASPIF II, Alamosa, Alameda and COEF.

ACM ARRT G LLC - 1,699,969


CUSIP No. M82363124


(b)
Percent of Class:

Atalaya Capital Management LP - 2.78%
ACM ARRT G LLC - 2.11%

The foregoing percentages are based on 80,672,674 ordinary shares of common stock outstanding as of December 12, 2022 as reported on the issuer's prospectusfiled with the Securities and Exchange Commission pursuant to rule 424(b)(3) on January 23, 2023.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Atalaya Capital Management LP - 2,252,469. Consists of 1,699,969 ordinary shares owned by ACM ARRT, 11,706 ordinary shares and warrants exercisable for 91,777 ordinary shares owned by ASOF, 8,344 ordinary shares and warrants exercisable for 65,415 ordinary shares owned by ASPIF II, 23,400 ordinary shares and warrants exercisable for 183,456 ordinary shares owned by Alamosa, 7,344 ordinary shares and warrants exercisable for 57,575 ordinary shares owned by Alameda, and 11,706 ordinary shares and warrants exercisable for 91,777 ordinary shares owned by COEF. Atalaya Capital Management LP ("ACM") has the power to vote and direct the disposition of all ordinary shares held by ACM ARRT, ASOF, ASPIF II, Alamosa, Alameda and COEF, and as a result, may be deemed to beneficially own the securities held by each of ACM ARRT, ASOF, ASPIF II, Alamosa, Alameda and COEF.

ACM ARRT G LLC - 1,699,969

(ii) shared power to vote or to direct the vote:

Atalaya Capital Management LP - 0.
ACM ARRT G LLC - 0

(iii) sole power to dispose or to direct the disposition of:

Atalaya Capital Management LP - 2,252,469. Consists of 1,699,969 ordinary shares owned by ACM ARRT, 11,706 ordinary shares and warrants exercisable for 91,777 ordinary shares owned by ASOF, 8,344 ordinary shares and warrants exercisable for 65,415 ordinary shares owned by ASPIF II, 23,400 ordinary shares and warrants exercisable for 183,456 ordinary shares owned by Alamosa, 7,344 ordinary shares and warrants exercisable for 57,575 ordinary shares owned by Alameda, and 11,706 ordinary shares and warrants exercisable for 91,777 ordinary shares owned by COEF. Atalaya Capital Management LP ("ACM") has the power to vote and direct the disposition of all ordinary shares held by ACM ARRT, ASOF, ASPIF II, Alamosa, Alameda and COEF, and as a result, may be deemed to beneficially own the securities held by each of ACM ARRT, ASOF, ASPIF II, Alamosa, Alameda and COEF.

ACM ARRT G LLC - 1,699,969

(iv) shared power to dispose or to direct the disposition of:

Atalaya Capital Management LP - 0.
ACM ARRT G LLC - 0



CUSIP No. M82363124


Item 5.
Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.
Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.
Identification and Classification of Subsidiary Which Acquired the Securities:
Not Applicable

Item 8.
Identification and Classification of Members of the Group: ACM and COEF may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the shares. Such group may be deemed to beneficially own 2,252,469 shares. CEOF disclaims beneficial ownership over the shares held directly by ACM. ACM disclaims beneficial ownership over the Shares held directly by CEOF.

Item 9.
Notice of Dissolution of Group: Not Applicable

Item 10.
Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.



CUSIP No. M82363124


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2023



ATALAYA CAPITAL MANAGEMENT LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM ARRT G LLC

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.